Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267520

April 14, 2025

Transcript

Matt, welcome to the show.

Matthew Bartolini (00:11.564)

Yeah, thanks for having me guys.

Ben (00:13.861)

So my first real job in this industry, I worked for doing asset allocation work for pensions and endowments and foundations. And my boss back then had a real big affinity for mid caps. And his whole thesis was it's the biggest overlooked area of the stock market because typically this is how it was done is you had your large cap manager or position.

And then if you wanted to take a little more risk or have some diversification, you also had a small cap manager. And his contention was that middle ground kind of was an afterthought to most people. And not enough people allocated there. And he liked the diversification benefits. And it was like the companies were a little more mature, but not quite there yet and had some runway. Does that make sense of the thesis to you? Like what is the selling point for investing in mid caps?

Matthew Bartolini (01:08.502)

Yeah, mean, I think it comes down to overlooked and under researched, right? So they're overlooked by Wall Street analysts, folks that go on TV to talk about the latest stock. They usually anchor in on some glamour stocks, right? Analysts typically will focus on more large cap names because that's the ones that are going to get the investment banking revenue and be longer, bigger clients for the broader bank. So the analysts focus on the big market capitalization names. Meanwhile, academics because of, you know, whether it's, you know, found my French's paper in 1992 or then the legions after researching the small cap bias, where if you look even in the, what is it? The social science research network, there's far more papers written about the size premia than there is about mid caps. So you have an overlooked bias from Wall Street analysts and then you're under researched from academics and that leaves this pile of names right in the middle that have that operational dexterity of a large cap multinational firm with a going concern, diverse client base, but the sort of managerial entrepreneurship of a small cap stock that still has room to grow and become a bigger household name.

Michael Batnick (02:20.876)

Does the S&P 400 and State Street's ETF ticker for that as MDY, does the S&P 400 work like the same way with the committee for the S&P 500, which is cap weighted because I'm looking at the holdings and it looks, it looks very different. The weightings.

Matthew Bartolini (02:36.364)

Yeah, so the 400 is going to be, obviously, once the companies in the 500 get selected, the next ones drop into the 400, right? So there is that sort of committee approach that started with the 500. But also, when we look at it, there's a profitability screen that goes into the mid cap 400, as well as the 500 and the 600. But also, even though there's a band associated with it, like the mid cap banding, I think is between 7 to 18 billion, there are firms that are over 18 billion in it. Just because they weren't, they were like the 502nd or 503rd firm and they get grouped into the 400 just as a result of that.

Michael Batnick (03:15.478)

But I guess specifically the weight of the holdings is this, doesn't look cap weighted.

Matthew Bartolini (03:21.068)

No, MDY would be cap weighted.

Ben (03:21.369)

You mean because there's not as many big holdings or what?

Michael Batnick (03:23.416)

Oh, it is? Well, because I'm looking at like the top 10 holdings and RB global is number one interactive broker is number two docuSign is in there, but it looks like it's like 65 basis point, 65, 63, 62. It looks like much, much more, I don't know, equally weighted versus the S&P.

Matthew Bartolini (03:44.494)

So it's definitely not equally weighted. It's going to be less concentrated because you don't have the same concentration bias…

Michael Batnick (03:49.154)

Sure, that's the word. Right.

Matthew Bartolini (3:51)

You don't have the same concentration bias that you do have in those mega cap tech stocks. There's more...

Michael Batnick (03:54.681)

Alright, I feel like I feel like an idiot. I guess just by just by definition, there is not going to be the mega outliers.

Matthew Bartolini (04:01.324)

Yeah, they're not going to because if that company becomes that mega outlier, they're going to graduate, right? They're going to go into the 500.

Michael Batnick (04:06.454)

Right. All right, Daniel, edit this out. Just kidding.

Ben (04:09.241)

Wait, so I guess it would look like that at the bottom of the S&P 500, too, right? Where the companies are all much in a tighter group. So that's interesting. So I guess in a way, you'd think of a mid-cap a little bit more like an equal weight, probably. And I think that the tendency is the equal-weighted S&P probably has similar performance to the mid-cap. Is that fair? Or not really?

Matthew Bartolini (04:29.44)

No, probably not. I mean, you're going to have sector differences. Like, equal weight is …

Ben (04:34.643)

Oh true.

Matthew Bartolini (04:35

going to be just...

Matthew Bartolini (04:37.166)

big into industrial firms because there's like 70 of them, right? Mid caps are going to be based on, you know, who's in the underlying index, you know, what companies are more representative of a smaller type stock that has, you know, some ability to grow and have a positive revenue. So I don't think it would be natural one-to-one, but I think this idea of how do I invest in the U.S. but do so in a less concentrated way than I get with the S&P 500, mid caps can offer you that they can help solve for this concentration bias.

Michael Batnick (05:07.704)

So we're recording this on March 31st and there is a lot of news in the headlines. Tariffs, obviously, growth is slowing. The Mag 7 are getting hit pretty hard. Every one of the constituents other than Apple is in a 20 % decline, some obviously much larger than others. If you look at the weightings of the mid-cap 400 sector on the sector level, it looks quite different.

Let's see, what is tech in here? It is

Ben (05:42.085)

10 % or so.

Matthew Bartolini (05:42.562)

about 10%.

Michael Batnick (05:44.825)

Okay. So is this another way to, I hate to use the phrase play, but whatever, to get exposure to corporate America without being all in on the tech giants, which at their peak were 35 % of the S&P 500.

Matthew Bartolini (06:00.224)

Yeah, so I think there's a couple things to this is that tech had been around 16 % prior to, I'd say, 2021. You know, and then you had that significant drawdown of 2022 that wiped out a lot of tech stocks that have not the same multinational profile that the Mag-7 do. So this 10 % is quite near the nadir of where they've been historically. But it does allow you to own a broader representative slice of the US equity market and diversify away from a very Mag 7 heavy S&P 500 exposure. And it allows you to be more domestic in nature too. A significant amount of portion of the revenue from mid caps comes from the US, which would be different than what is transpiring in the S&P 500, which is like 40%.

Michael Batnick (06:48.888)

Why do you think if some people have that mindset where they're like, listen, I want to be invested in larger stocks. I just don't want all of my eggs in or a lot of my eggs in that tech basket. Why do you think the default is to maybe equal weight the S&P instead of looking towards mid caps?

Matthew Bartolini (07:07.854)

I don't know. I've never found the S&P 500 equal weight to be that intelligent of a strategy. It literally is equal weighting the names and your sector concentration is only going to be a direct result of the number of stocks in that sector. So you're just trading your biases. You're trading concentration bias from a market cap to then sector biases that will then ultimately drive returns.

Michael Batnick (07:31.354)

I never thought about it that way. So literally, like if there's more names, regardless of the weight of that group. So if energy, for example, was just 4% of the market, but there happened to be 70 energy names, you would have a massive overweight to energy.

Matthew Bartolini (07:45.07)

Yeah, you have 7 % something like that, quick math. So yeah, it doesn't make any sense. Quick.

Michael Batnick (07:50.838)

dangerous. That's a lot of courage. Quick math, quick math on podcasts. Credit to you.

Matthew Bartolini (07:55.212)

Yeah, I don't think it was right though, you know, it's, you know, it's not early. It's actually late here in Boston.

But yeah, I never found it to be that compelling of a strategy. I think there's better ways to reduce your concentration without taking on sizable biases to sectors. And as we all know, sector returns are pretty significant in terms of driving overall return profile of an exposure. And that's why mid-caps allow you to reduce your concentration risk, but still remain invested in U.S. equities while not sort of disrupting how those firms are generating cash flows, right? These mid caps that generate a lot of cash flows, they're going to be at the higher end of the spectrum.

Ben (08:36.473)

I know we're still thinking through all this tariff stuff on the fly here, because I think the White House is doing the same. So we don't have any certainty yet. But a lot of the stuff I heard coming into the year and thinking about the policies was, well, you would think small and mid-cap stocks actually are better positioned than large cap stocks, because the large cap stocks are so much, those corporations are so much more global. And you mentioned a lot of the revenue for smaller and mid-cap stocks tends to come from within our borders, right?

Ben (09:05.765)

Does it make sense that these companies wouldn't be harmed as much? Or can you not think of it like that? Because, they still have to import parts for lot of their whatever they're producing or whatever they're doing. And I know it's there's a lot of different moving pieces here, but does that theory make sense in any way?

Matthew Bartolini (09:21.774)

Well, I think, like if you look at small caps, small caps have not done well, right? So you could say that they're far more domestic than anybody else, but they haven't done well because they're also probably not as profitable as everybody else. So I'd want to make sure you have a profitable base. But when I just compare large caps that are more multinational, what is transpiring is that the entire market was heading into the year was discounting the fact that the growth that we've seen from large caps will continue in the matter of which it has had, right? So the last five years they've been able to grow, grow, grow because of globalist policies that allow for expansion of business models and now all of a sudden that could be disrupted. So S&P 500 firms generate 40 % of their earnings from overseas. If all of a sudden you have sort of retaliatory measures take place in the countries in which they operate and now they cannot generate that cash flow, that is what we're seeing now and there's a re-rating in terms of the price to earnings multiples. So I think where you sit in terms of like how you navigate these tariffs is that we're looking now to a new world where US asset exceptionalism is probably not going to continue in the manner in which it has because we're not going to have so many global growth opportunities that really supported the rally over the last 10 to 15 years.

And if you make that case, then mid-caps actually look quite attractive because on valuation basis, they are far more attractive.

Ben (10:49.477)

Yeah, the valuations in small and mid caps never went crazy like the S&P, right? They're at or below long-term averages, I guess, depending on how you define that.

Matthew Bartolini (10:59.244)

Yeah, in and around there. I mean, on a relative basis to their own history, they are a little bit stretched, but I think that just also is a semblance of sort of the US sizable performance advantage because if you look at it was heading into this year in 13 in the last 15 years, mid caps had outperformed non-us equities and that's just mid caps because everyone sort of points to like US large caps being this you know world beater but actually extended beyond just large caps it was mid caps too they were able to benefit from an expanding overall asset base.

Michael Batnick (11:32.172)

What do you make of the argument that goes like this: If you're investing in the mid cap, you're not letting your winners run because the biggest stocks eventually graduate out of it. And so there's a natural cap on how this group can do.

Matthew Bartolini (11:49.314)

I think that's a fair assessment. However, you're able to capture that elevator level of growth, right? So they're going to go from small caps to mid caps to large caps. So you're going to capture them graduating on up and then replenishing back and forth and back and forth. Cause there'll be new mid caps that come up and take their place and continue to grow and grow and grow. I mean, you know, some of the historical names that have been mid caps, NVIDIA was a mid cap. You know, if you're, you were able to partake in that growth at some point. And I would not want people to try to think that they can time that growth, right? Timing that single stock growth is really hard. But if I know I have an exposure that's gonna pick up these companies systematically throughout time and see them mature their business model to then become either a global behemoth or someone like JetBlue who flies everywhere.

Michael Batnick (12:40.632)

What do you make of the shrinking public equity market? Just the number of stocks peaked in the late 90s at 7,000. Now it's down to less than 5,000 or somewhere thereabouts. Does that make the mid cap like more of stale index? Is it less dynamic than it used to be because fewer companies are coming to the market?

Matthew Bartolini (13:03.598)

No, because the profitability screen is really important within the mid cap space for the S&P 400 where you have to have four consecutive quarters of positive earnings per share. So if you have a lot of IPOs coming in the market and a lot of those other stocks that they probably weren't profitable and the lack of public equities is just a byproduct of the rise of private equity. And maybe some of these companies that would have been in mid caps have probably been taken out. So to that extent, yes, there's probably some limitations to it, but still a representative basket of 400 stocks that have those mid to small size market capitalizations and some potential earnings growth.

Ben (13:43.493)

Yeah, it was mostly micro caps, right? That was a lot of those ones that were public. They're not getting it was micro caps. I'm sure some of those graduated, but most of them probably just would have went away anyway.

Matthew Bartolini (13:53.742)

Yeah, I mean, I still think there's a decent amount of mid cap stocks to include. I mean, just in looking at the, you know, some of the names that are at the top end, you know, they perhaps would have been large caps if there was not a hard cap at 500 stocks. And so they still have some diversity of names throughout. I think just going back to the original question or one of the original questions around the weightings where they do sort of look a little equal weighted is because there's a lot of diversification within those 400 names.

Michael Batnick (14:57.912)

So as the Magnificent 7 hit the skids, are advisors starting to ask more about the Midcap index?

Matthew Bartolini (15:15.374)

So we're getting questions around how to reduce concentration risks within portfolios writ large, whether it's equities or just within the 60-40 where equities dominate so much of the risk profile in any event. I think it's like 91% of the contribution of risk in a 60-40 portfolio comes from equities. And then if you're buying just large caps, you're now just doubling down on that same concentration risk because large caps are massively concentrated. So the question that comes up is how do I remain invested but reduce my concentration? And there's a handful of options that we have, mid caps being one of them.

And I think it is somewhat telling, you know, we are, it's March 31st, or I'd say effectively at the end of the month, two billion have come into mid cap ETFs this month. Not saying that that is a telltale sign that our sort of insights have been taken, but I think it is just constructive because small caps have had outflows. And I think a lot of people are bearish on small caps just the results of the sort of potential economic impacts of some of the political uncertainty we're having.

Ben (16:15.237)

I want to circle back to the profitability thing because I've always heard that the difference between, say, the S&P 600 and the Russell 2000 on the small cap side is that profitability screen, right? And in the small cap space, the number is something like 40% of those stocks are unprofitable. So you want to have a profitability or quality screen there just to wean off the really bad companies. Does it work like that in the mid cap space too or are there far fewer offenders that are unprofitable there to choose from?

Matthew Bartolini (16:44.238)

So it's kind of funny that there are going to be fewer offenders in that space, right? Because you typically, if you're in the 600 and you graduate to the 400, you probably have had some positive earnings per share growth at that point. I think what it does do is, and maybe it shouldn't highlight this because it's somewhat of a negative, but, you know.

Amazon, technically by market capitalization, could have been a mid cap, but it didn't have profitability for four consecutive quarters way back when. Then of course it did, and it was in the 500. So there could be some downside to it, but ultimately it has been a positive, because I think on balance, it's always better to have a profitable company than an unprofitable company in a well diversified basket of securities.

Michael Batnick (17:34.53)

How different in terms of sector exposure are the mid caps from the S&P 500?

Matthew Bartolini (17:40.846)

They're, I mean, just going back to the tech example, they're quite different. So you have only roughly 10 % in broad based tech where you have 30 % in, large caps, but you have more of a, I would say, representative basket of stocks to how the sort of American economy functions. You have higher weight to industrials, higher weight to consumer staples and consumer discretionary. So there are more, I think there are more mid-cap sectors with over 10 % than there are within S&P 500. So it shows a little bit more diversity where you're not so biased to tech and tech plus with communication services.

Michael Batnick (18:21.218)

How sensitive is this basket? I know it's a broad basket, but is there any difference between how sensitive you would expect them to be versus interest rates and inflation in the macro headwinds versus either smaller or large stocks?

Matthew Bartolini (18:34.904)

So in a period like 2022, they did fall quite significantly because ultimately their financing rates sometimes are more floating based on how they can receive capital. So in relationship to interest rates, they probably would be a little bit more sensitive. But in terms of the order of magnitude, I wouldn't say it's that far different as it relates to say large caps. I think this comes back down to some of the sector biases where you do have industrials, financials, consumer discretionary above 10 % weights and financials are going to be far more rate sensitive than any other sector so you can get some bias there but I wouldn't say it's going to be a major driver of returns I wouldn't be buying mid caps based on rates.

Ben (19:22.255)

How often are these, is the index reconstituted? Is it the kind of thing where, because I know a of quantitative strategies, if you hit a certain threshold, a floor or ceiling, you get booted out right away. Is this an annual reconstitution like the S&P 500?

Matthew Bartolini (19:35.222)

Yeah, so we always get that question about reconstitution and then rebalancing. So there's that annual Big Bang annual reconstitution in September and then the sort of quarterly maintenance rebalances that take place. So it's not like the Russell recon, which everything sort of hits in one day. You do get the annual reconstitution where all the rules get reset and re-looked at, but then they have the quarterly rebalance where things are sort of tossed back into their appropriate weights.

Michael Batnick (20:02.604)

all right. I'm sort of out of questions on mid caps unless Ben you have anything else? All right, go ahead.

Ben (20:04.899)

So you mentioned that there's money flowing out of small caps, money flowing into mid caps. I know this is just a short term, but this year, are there any other trends that are kind of surprising to you, or things that you see? Like is there a bunch of money flowing into foreign stocks? Because obviously, you never know, these things could be some mean reversion, but these trends have to start somewhere. So any big trends that you're seeing that are happening with the flows this year?

Matthew Bartolini (20:32.332)

I would say when we looking at flows up until March, it was very still heavy U.S. think 91% of all the flows into equity ETFs went into U.S. equity exposures. So that's a sizable amount of capital going in there. Basically everyone, if you're buying equities, you're just buying U.S. And then we started to see more exposures go to say Europe, European country based ETFs.

And I think that coincided with some of the tariffs, right? The tariffs were coming out and they were starting to get a feeling that they might be more onerous than originally planned or what might be planned and more uncertainty. But we did know that, you know, Germany, for instance, was going to unleash a fiscal bazooka, I think is what they refer to it. That supported European markets. And now all of a sudden you have expanding fiscal policy overseas. Here, what we've heard from the Treasury Secretary is that debt detox, you that's not really going to be that positive for equities given how they've been able to benefit off of the levered balance sheet of the US government. So all of a sudden, what are we seeing in March? Six billion go into Europe. And that's the second most on record for any month for European-styled exposures. So we have seen a broadening from that perspective. And that just goes back to one of the earlier questions of like, how do I solve for the massive amount of concentration that I have in my portfolios today? Everyone's levered up to the gills in terms of US equities. How do I stay in US equities? How do I balance it out? How do I be more geographically balanced?

And we're starting to see that come through in some of the Europe flows.

Michael Batnick (22:07.032)

So you're the head of ETF research. So I want to get your take just building on that. Balchunas tweeted, US focused ETF inflows have obliterated any other Q1 with $137 billion worth of inflows. 85% of all flows, kind of wild. So he said ex-US ETF haul has actually been below average. It seems to like a mismatch between the headlines and maybe the reality, or is it just the fact that like, what do you think is going on here?

Matthew Bartolini (22:36.869)

Well, to Eric's tweet or X, I don't know what the hell they call it these days, what the kids call them, but he's talking about on a year to date basis. Year to date, he's 100 % correct. It's still very US equity sensitive. I think it's 143 billion out of 176 have gone into US equity exposures year to date, which I'm not going to do quick math again because it probably can't be right twice, but that's 82%.

That accounts for where January and February were so US equity sensitive. Now you have Europe starting to take in a little bit more. So European ETFs, again, these are things like, you know, focused on Euro stocks, 50. Their start of their flows as a percent of start of month assets. So organic growth was 9%. US was 0.76%. So US is just huge. So their numbers are always going to be big, but on a relative to asset basis, you're starting to see people step back into Europe.

Michael Batnick (23:33.795)

What are you all seeing on the fixed income side? There was just a never ending parade of money going into longer dated or longer duration bonds. And I guess the thinking was that the Fed was done raising rates, inflation was behind us. And so you got the double whammy of like either recession risk rates falling or the Fed cutting rates. Both of those, at least one of those seems to be off the table, the Fed cutting. But how are investors thinking about the risk of recession, lower rates, combined with the risk of higher prices, higher inflation, higher rates?

Matthew Bartolini (24:07.788)

Yeah, I mean, the way we look at government bond ETF flows and break it up by maturity sector, there's no anticipation of Fed rate cuts from ETF investors. 7.2 billion have gone into ultra short, short term money market styled, I would say not money market, but government bond ETFs, right? And that could be either be a defensive posturing because of the market volatility, but also an expectation of basically no rate cuts in 2025.

Michael Batnick (24:34.752)

Right. So, like why take bond volatility if you could just get basically similar yield and things that instruments that don't move in price.

Matthew Bartolini (24:41.026)

Yeah, I think that's also supported the move into active fixed income. Active fixed income ETFs are on pace to have 200 billion of inflows in 2025, which would be a massive record because they only took in 100 billion in 2024 and that was a huge record. So they would be shattering it and that's the pace they're on now. And using active an environment where rate volatility is somewhat elevated and yields are high too. So you can sort of manage the rate volatility and earn a higher income. That's really beneficial. And that's why I've seen a lot of flows into that space too.

Ben (25:12.653)

It makes sense that it's more of a trickle for European stocks, and that it's going to take a while for that performance to really change people's behavior, even though it's starting now. It's not really cascading. How about something like gold that has seemingly hit new all-time highs every day, and really seems to be one of the only few hedges that's working right now in a chaotic environment? Is there money pouring into your gold ETF?

Matthew Bartolini (25:37.806)

Yeah, there is. And we have two of them, GLD and GLDM. And if you look at flows into the broader category too, so broad-based gold ETFs that include others and competitors, gold ETFs have taken in $6 billion in March. That's their fifth most on record. And something that I put out on LinkedIn, I believe, it was when you group together gold, inflation-linked bonds, and broad-based commodities, and you look at the rolling three-month flows of that cohort together, they're at their highest rate since 2022. And all three of those three segments have had inflows in March and in February. That hasn't happened for all three at the same time had back to back inflows since 2021. So investors are definitely positioning more for a rising inflation or at least stubborn inflation environment. But also in terms of de-risking too, when you think about the gold allocation, there's really, really driving it because that number, you know, six billion is again, fifth most on record. Pretty sizable.

Ben (26:40.207)

How do you feel about in terms of like fighting the trend where the money is going? Because at a certain point, I think Tracy Allaway had this thought where she said it's flows over pros. Like if the money's flowing into somewhere, it's hard to bet against those trends. Whereas you hear someone like probably Michael in his FanDuel account, a lot of people like to, sorry Michael, didn't mean to, no, but some people like to bet against like the public money, right? Like, if all the money's going over here, then it must be wrong. How do you think about seeing a ton of money flow into something versus footing that trend versus sometimes the public is just wrong about this stuff?

Matthew Bartolini (27:19.694)

Yeah, so with ETFs, it's always a little bit hard because you have these secular growth drivers. I mean, in March alone, low cost took in 50 % of the flows, active took in another 40% and this is my third time doing quick math, but that's 10% difference. And that 10% difference is mainly built up of ultra short government bonds, gold, commodities, and IL bonds, which can't really fit into the low cost or active type of bucket. So in decomposing the ETF flows, you kind of have to start there, but then start to look at broader trends. So where we know there's a lot of money flowing and if you want to fight that trade, one of them had been credit.

Credit ETFs had been massively gathering assets heading into 2025. And I think you could have made the argument of like, look, there's a lot of money going into credit. You have spreads that are super tight and spreads are a poor indicator of future returns unless they're super wide. But you could have made the argument of like, if I'm buying credit, I'm buying equity risk. And if I'm buying equity risk inside of a portfolio that's already loaded up in equities, I'm just making the same bet, but with a different type of allocation. So that's the one that I probably would have tried to push back on, say maybe shouldn't fight so, you maybe you should kind of reposition and get a little more diversity in your overall portfolio if you're making that tactical trade.

Michael Batnick (28:38.2)

Matt, last question for me. What do you think about this idea that private markets are pushing people into public? I'm sorry. I got it backwards. Public market volatility is pushing people into private markets. I think one of the reasons why we've seen such an uptick in private credit, and I know you all launched the first ETF that gets you exposure, which is another topic for another day, but a lot of volatility and pain in fixed income in 2022 and a huge demand for loans that don't trade daily. So bonds that don't get marked on a daily basis. I think something similar happens in private equity. It's like, all right, if I can get similar returns, like people don't say this out loud, but like, even if it's, I don't know, 50 basis points less, I don't have to see it every single day. Like for my sanity, that's worth something. So what do you think?

Matthew Bartolini (29:27.874)

So, I mean, I think that's natural. Anytime there's a period of risk off, people start to think about how do I manage risk better?

I mean, there's been this trend in ETFs where defined outcome ETFs have had like 57 consecutive months of inflows. Low volatility ETFs have had 23 consecutive months of outflows. Basically, defined outcome ETFs have been eating low volatility ETFs lunch in terms of risk management tools. So what do we have now? We have a 7% drawdown in the S&P 500 and finally low volatility ETFs have inflows. That was the wrong time to buy that. That's the absolute worst time to buy it. So what I would actually rather say is, yeah, maybe you might be pushing more to private markets because they might have some sort of adversement that says, you know, my private equity blah, blah, blah, blah, was only down 2 % because of our stability of the diversity of companies. I would say, well, you're just telling me to be diversified and that never goes out of style. Like as much as a concentrated portfolio beat a diversified portfolio over the last few years, over a long time horizon, being diversified is far better than being concentrated. So just try to be as diversified as possible is the way I would sort of answer that.

Ben (30:34.691)

Where do we send people to more about the mid-cap 400 ETF and all the other ETFs that you have?

Matthew Bartolini (30:39.682)

So the easiest way to find out is go to www.ssga.com and you can see a list of all of our ETFs including MDY as well as some others that focus on mid caps as well.

Ben (30:50.309)

Thanks, Matt. Great talking to you.

Matthew Bartolini (30:52.332)

Yeah, great talking to you too, guys.

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ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Investments in mid-sized companies may involve greater risks than in those of larger, better known companies, but may be less volatile than investments in smaller companies.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to GLD® and GLDM®:

GLD and the World Gold Trust have each filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for GLD and GLDM, respectively. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. Please see each Fund’s prospectus for a detailed discussion of the risks of investing in each Fund’s shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

Neither GLD nor GLDM is an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). As a result, shareholders of each Fund do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. GLD and GLDM are not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of each of GLD and GLDM do not have the protections afforded by the CEA.

Shares of each Fund trade like stocks, are subject to investment risk and will fluctuate in market value.

The values of GLD shares and GLDM shares relate directly to the value of the gold held by each Fund (less its expenses), respectively. Fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them.

Neither GLD nor GLDM generate any income, and as each Fund regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Fund share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of the Sponsor of each of GLD and GLDM.

MiniShares® is a registered trademark of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. GLD® and GLDM® are registered trademarks of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

Intellectual Property Information: The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P DJI”) and have been licensed for use by State Street Global Advisors. S&P®, SPDR®, S&P 500®, US 500 and the 500 are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and has been licensed for use by S&P Dow Jones Indices; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by State Street Global Advisors. The fund is not sponsored, endorsed, sold or promoted by S&P DJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of these indices.

State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.

ALPS Distributors, Inc., member FINRA, is distributor for SPDR® S&P 500®, SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts. ALPS Distributors, Inc. is not affiliated with State Street Global Advisors Funds Distributors, LLC.

Investing involves risk including the risk of loss of principal.

The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor's particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.

Diversification does not ensure a profit or guarantee against loss.

Equity securities may fluctuate in value and can decline significantly in response to the activities of individual companies and general market and economic conditions.

The views expressed in this material are the views of SPDR Americas Research through the period ended March 31, 2025 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.

The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257 or visitssga.com. Read it carefully.

© 2025 State Street Corporation. All Rights Reserved.

State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, One Iron Street, Boston, MA 02210

Not FDIC Insured • No Bank Guarantee • May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.